April 28, 2005

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

>   **Re: Castle Arch Real Estate Investment Company, LLC**
>   **Form 10**
>   **File No. 0-51230**
>   **Filed March 30, 2005**

Dear Mr. Cochran:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. It appears on your website, in the section entitled, "Investment Opportunities," that you may be offering securities to potential investors with your statement: "[p]lease review the Castle Arch Real Estate Investment Company Business Plan

and Private Placement Memorandum for associated details, risks and other disclosures, or contact Investor Relations…." Under "SEC Filings," you also state: "[p]lease contact Investor Relations for details pertaining to the above and associated descriptions of current offerings." Under Section 5 of the Securities Act of 1933, all offerings of securities must be registered with the Commission unless they fall within an applicable exemption from registration. We are not aware of any exemption applicable to your offering. Please note that placing any offering materials on a website accessible to the public generally constitutes a general solicitation for purposes of Regulation D of the Securities Act of 1933. While it appears that you have designed the website so that the general public cannot view more specific information about investing in the company or participating in any ongoing private placement, investors who access your website are immediately solicited in the above referenced headings to consider investing in your company. Please remove the unregistered offering from the website or tell us how the offering is consistent with Section 5 of the Securities Act. Refer to Section C.2. Online Private Offerings under Regulation D; *Interpretative Release on Use of Electronic Media*, Securities Act Release No. 33-7856 (Apr. 28, 2000). Please also provide us with hard copies of screen shots from the password-protected site.

3. In this regard, we note the issuance of securities since May 2004 in your Recent Sales of Unregistered Securities Transaction section. Please tell us whether those purchasers were found through your website, and if so, tell us how you determined the transactions constituted private offerings under Section 4(2) given that it appears that the investment opportunity was offered to the general public on your website. In addition, tell us how you determined that the investors were accredited or financially sophisticated given that your registration procedures appears to acquire only a name and address to gain access to more specific offering information.

4. Please address the following comments regarding your website:

   a. In the "About" section, provide supplemental support for the statement that "industry experts" have identified the skills and relationships of your management team as a "significant competitive advantage." You should mark the relevant portions of any material provided for our review.

   b. In the "Mission" section tell us how your capitalization structure is "unique" such that it enhances your ability to acquire, develop, manage, and sell high value real estate properties.

   c. With respect to the "success story" section, please provide supplemental support for the growth rate and other value appreciation quotes on the property developments overseen by Robert Geringer.

   d. In general, please provide supplemental support or revise your website to delete the statements that imply that an investment in your company guarantees excellent or secure returns and minimal investment risk. For example, we note statements boasting "excellent returns that are predicted to significantly increase in value…" and quotes from officers and board members emphasizing the potential for high returns on an investment in your company. It does not appear to be appropriate to make these statements given that you are a development stage company.

Note that we have included additional comments to the website as they relate to disclosure in the Form 10 in the following pages of this comment letter. We may have further comment.

Risk Factors—Beginning on Page 2

Need for substantial additional funds

5. Expand to discuss more specifically your current need for additional funds in light of your plan to complete the purchase of the two large properties in Fresno County, the two supplemental properties in the same area, and your need to fund the increase in employment compensation for 2005.

The majority members and their affiliates have significant influence over us—Page 5

6. Revise to disclose that management holds over 80% of your outstanding common units.

The success of our company depends on the continuing efforts…page 5

7. Expand to identify the key personnel. In addition, we note from disclosure in your document and on your website that your management personnel is involved in numerous other projects, including similar real estate ventures, outside of their management role with your company that may require a significant amount of their time. Consider discussing the risk that your management team may fail to divide their time efficiently in operating your company given their outside obligations. We note that your management team is required to devote only as much time to your operations as they, in their sole discretion, deem necessary in carrying out your operations effectively.

The ability of our members to control our policies…page 6

8. Please expand the second bullet point to disclose what amendments to your Operating Agreement require the two-thirds membership vote and how the voting structure impacts your operations specifically.

Business

9. We note that you plan to purchase and develop two properties. Please describe the material events or specific steps required in order to begin to generate revenues, the material risks, conditions or contingencies to the achievement of those events or steps, the funds needed to implement each such step and a timetable for the commencement of each proposed activity.

10. Please describe your policy with respect to borrowing and leverage.

11. Expand the first paragraph to describe the "other strategic and joint venture opportunities" you may consider. In that regard, clearly identify your investment objectives including the criteria used in evaluating proposed investments, whether your investment objectives are subject to change, and if so, how those changes will be implemented. In that regard, we note on your website statements indicating that you are currently actively planning, researching and visiting parcels of land as large as thousands of acres in size.

12. Briefly describe the basis for each of the competitive advantages you mention in the bullet points on page 7.

13. In the third bullet point on page 7, clarify, if true, that the 8% potential return on investment mentioned represents a dividend payable to preferred unit holders and does not apply to common unit holders.

14. At the top of page 8, clarify what it means to have "secured purchase rights" on the properties in Fresno and disclose in this section the amounts paid on the closing price of the properties to date. Please revise to state, if true, that you do not currently own any properties. Further, please file the property contracts as exhibits to your next amendment.

15. Please disclose why the two additional properties you plan to acquire are intended to "supplement" the two parcels to which you have already acquired rights. Is the acquisition of the two additional properties a condition to the successful purchase, development, and sale of the two larger parcels?

16. Please also briefly describe the terms of the purchase contracts, including the amounts due to date, the review periods mentioned in footnote L of your financial statements, and any closing conditions. Will you pay the balance prior to or after securing entitlement?

17. Please disclose the basis for your 6-18 month estimate for entitlement of the two smaller properties and the 12 to 24 month estimates for the larger properties, including why the range for the estimates are so wide. Disclose also when you

began the entitlement process for the two larger parcels and when you expect to complete that process. Have you encountered any regulatory restrictions or problems in gaining approval on development plans to date? We note that much of California's Central Valley is zoned for agricultural purposes which may impact your ability to acquire approval on the development of land for other purposes in the area.

18. In the second paragraph on page 8, expand to disclose, if known, a more specific location for the properties you intend to acquire as part of your expansion model. Will you continue to purchase land in the Central Valley?

19. Please revise the disclosure to clarify whether revenues from the purchase and sale of the four properties will be sufficient to generate net income for the company. Alternatively, please omit the reference in the last sentence of the second paragraph relating to projected net profits.

Marketing

20. Expand to describe further your management contacts, including how these contacts were made, the number of contacts you are referring to, and how the contacts are maintained. Are the contacts affiliated with each other? Clarify also whether your contacts are actually your customers or potential customers and provide information required by Item 101(c)(1)(vii).

21. According to your website, it appears that The Centrifuge Group will play an active role in the marketing of your business, and/or will serve as partners in your ventures. Please add disclosure describing this relationship or advise. Please also file any material agreements with The Centrifuge Group as exhibits and revise other applicable section of your Form 10 to reflect your relationship with and/or financial commitment to this entity.

Competition

22. Expand to discuss your competitive position in the particular markets you target, for example, in the Fresno County region specifically.

Governmental and Environmental Regulation—Page 8

23. Please expand the last sentence in this section to explain the "potential remediation expenditures" and the "certain indemnity obligations" you reference here.

Financial Information

24. Delete the reference to the Private Securities Litigation Reform Act of 1995 since it does apply to issuers who are not subject to the reporting requirements of Sections13(a) or 15(d) of the Securities Exchange Act of 1934. Refer to Section 21E (a)(1)of the Securities Exchange Act of 1934.

Management's Discussion and Analysis, Financial Condition, page 10

25. Please update in accordance with Rule 3-12(a) of Regulation S-X.

26. Please clarify how you have complied with the disclosure requirements under Item 303(a)(5) of Regulation S-K as it relates to the Company's contractual obligations and purchase obligations. Also, what consideration was given to providing information regarding the Company's liquidity and capital resources as it relates to the purchase contracts to close on the Firebaugh and Coalinga properties? Reference is made to Item 303(a)(1) and (2) of Regulation S-K.

27. In addition, discuss liquidity in terms of the two smaller additional properties you will acquire to "supplement" the two larger facilities.

28. The Company discusses its need to raise additional funds in order to close on the two properties which it is attempting to entitle, of which you have entered contracts to purchase. How does the Company plan to raise the additional funds, and what is the expected period of time that it will take to do so? In addition, how do you expect to fund the purchase of the two supplemental properties?

29. As a related matter, you should expand to discuss the additional capital raised since December 31, 2004 as mentioned in footnote 5 of your financial statements. Will this amount be applied to the purchase of the Fresno County properties? We note your statement that you will need to raise *at least* an additional $9 million to close on those properties that you estimate, on page 8, will total $12.7 million. Discuss under what circumstances you might be required to pay more than $12.7 million and how you will finance such an increase.

30. Clarify in the second paragraph under the Financial Condition section that your executive compensation totals represent a change, or trend, in your compensation arrangements from 2004 totals. For example, we note that compensation for all executives totaled $119,084 for the period April 15, 2004 through December 31, 2004 and that two of your officers will now earn $25,000 per month while two others earn $15,000 per month. How do you plan to fund these compensation packages in light of your land purchase contract commitments?

Security Ownership of Certain Beneficial Owners and Management—Page 11

31. Disclose the class of preferred securities held by the executive officers and directors ie., Series A or Series B. If the preferred shares are convertible into common shares or other voting shares within 60 days you should revise the table to include those shares. Refer to Rule 13d-3(d)(1) of the Exchange Act.

Directors and Executive Officer—Page 12

32. Please revise your disclosure to state the term of office for each director and executive officer. See Item 401 of Regulation S-K. In addition, revise this section to include the information required by Item 401(e) of Regulation S-K. Please ensure that the information provided is consistent with that found on your website regarding your management team. In that regard, we note the success stories included in the biographies of the management team and in relation to other developments in a separate section of your website. Tell us the basis for any statements related to prior projects headed by your management team that have resulted in significant returns or delete the references on your website.

Executive Compensation

33. Expand the footnotes to clarify that the salary totals in the table include a base salary and reimbursement for expenses, specifying the allocations for each officer in 2004.

Long-Term Incentive Plan Awards/Employment Agreements

34. Please revise the second paragraph of this section to specify the current monthly salary totals for each identified officer, including the amounts designated to cover reimbursement of expenses. Specify also the details of the severance packages mentioned.

35. Please expand to disclose that the consulting agreements may be terminated at will with one week notice.

Certain Relationships and Related Transactions

36. On page 14 please describe with specificity how the activities and transactions of each officer and director outside of their role with the company pose a conflict of interest pursuant to Item 404 of Regulation S-K rather than to state generally that they *may* engage in activities or transactions that conflict with your interest. For example, we note on your website that your CEO is a managing member of two other real estate and holding companies. Have you engaged in any transactions/joint ventures with any of those companies? Provide detailed

information for each individual officer or director and the related activities they are engaged in.

Recent Sales of Unregistered Securities—Page 15

37. Please expand to state the facts relied upon in claiming the 4(2) exemptions for each series of transactions.

Description of Registrant's Securities to be Registered—Page 16

38. Please include a summary of the operating agreement and the rights of members. For example:

   a. Please briefly describe the provisions of the governing instruments with respect to the holding of annual or special meetings of security holders;

   b. Please describe the vote required to take action;

   c. Please describe the approval process for new members to be admitted and the pre-emptive rights of existing members. Refer to Section 2.4 of the operating agreement;

   d. Please describe security holders' access to the list of members and voting lists and the right to inspect your books and records;

   e. Please describe any provisions of your governing documents that have the effect of delaying, deferring, or preventing a change of control; we note your disclosure on page 6;

   f. Please discuss the limited liability of members;

   g. Please describe capital accounts, distributions and return on investment.

   h. Please describe the assignment and transfer of units and withdrawal.

39. We note that new Unit Members are subject to approval from a group of existing Members owning over 70% of Membership Units. Please expand to describe in detail the mechanics of the approval process on potential purchasers of your common or preferred units. For example, at what point in the approval process will you issue the stock to the purchaser? How long will the process take? Will you collect cash for the purchase prior to obtaining approval and how long will you hold that cash pending the approval. What happens if the potential purchaser is not approved for Membership? Will that person continue as a common or preferred unit holder without Membership Unit rights? And if so, discuss the

distinctions in rights and/or obligations between non-member common or preferred unit holders and Member Unit holders. We note the allocation of profits and losses to "Members" as compared to non-managing members or holders of preferred or common units as described in footnote A to your financial statements.

40. Please disclose the term of the limited liability company. Section 11.1 of the operating agreement states that the company may be dissolved on July 1, 2021.

<u>Series A Preferred Units, page 17</u>

41. Expand your description of Series A Preferred units to discuss the preferential liquidation rights as described in your Operating Agreement.

42. Please revise to clarify the ranking or priority among the classes of preferred units.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3411.

Sincerely,

Peggy Kim
Senior Counsel

cc: David Hunt, Esq. *(via facsimile)*